Filed by Hanmi Financial Corporation

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: SWNB Bancorp, Inc. (Commission File No.: 000-30421)

The following is a transcript of a conference call that was conducted on May 21, 2018.

Additional Information and Where to Find It

This communication is being made in respect of the proposed merger between Hanmi Financial Corporation (“Hanmi”) and SWNB Bancorp, Inc. (“SWNB”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed transaction, Hanmi intends to file a registration statement on Form S-4 with the SEC, which will include a proxy statement of SWNB and a prospectus of Hanmi, and Hanmi and SWNB will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of SWNB are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by Hanmi with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by the Company may be obtained free of charge at its website at www.hanmi.com or by contacting Hanmi Financial Corporation, 3660 Wilshire Boulevard, Penthouse Suite A, Los Angeles, CA 90010, Attention: Richard Pimentel, Corporate Finance Officer, telephone (213) 427-3191.

Hanmi and SWNB and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies of SWNB’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of Hanmi and their ownership of Hanmi common stock is set forth in the proxy statement for Hanmi’s 2018 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on April 13, 2018. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

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HAFC - Hanmi Financial Corp to Acquire SWNB Bancorp Inc

EVENT DATE/TIME: MAY 21, 2018 / 3:30PM GMT

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Client Id: 77

MAY 21, 2018 / 3:30PM, HAFC - Hanmi Financial Corp to Acquire SWNB Bancorp Inc

CORPORATE PARTICIPANTS

Chong Guk Kum *Hanmi Financial Corporation - President , CEO & Director*

Richard Pimentel *Hanmi Financial Corporation - SVP & Corporate Finance Officer*

Romolo C. Santarosa *Hanmi Financial Corporation - Senior EVP & CFO*

CONFERENCE CALL PARTICIPANTS

Aaron James Deer *Sandler O'Neill + Partners, L.P., Research Division - MD, Equity Research and Equity Research Analyst*

Christopher Edward McGratty *Keefe, Bruyette, & Woods, Inc., Research Division - MD*

Gary Peter Tenner *D.A. Davidson & Co., Research Division - Senior VP & Senior Research Analyst*

PRESENTATION

Operator

Ladies and gentlemen, welcome to the Hanmi Financial Corporation's conference call to discuss its agreement to acquire SWNB Bancorp Inc. As a reminder, today's call is being recorded for replay purposes. (Operator Instructions) I will now -- I would now like to introduce Mr. Richard Pimentel, Senior Vice President and Corporate Finance Officer. Please go ahead.

Richard Pimentel - *Hanmi Financial Corporation - SVP & Corporate Finance Officer*

Thank you, Michelle, and thank you all for joining us today to discuss our definitive agreement to acquire SWNB Bancorp Inc. I am joined by C.G. Kum, our President and Chief Executive Officer. In addition, Bonnie Lee, Chief Operating Officer; and Ron Santarosa, Chief Financial Officer, will also be on hand to answer questions.

This morning, Hanmi Financial issued a news release outlining our definitive agreement to acquire SWNB Bancorp Inc. We have also posted a supplemental slide presentation that provides additional information regarding the proposed transaction. Both documents can be found on our website at www.hanmi.com. Please review the forward-looking statements and additional information language contained in each document.

Before we begin, please remember that our prepared remarks and responses to questions may contain forward-looking statements relating to our proposed acquisition of SWNB Bancorp Inc. and our future financial results. As a result, the speakers on this call claim the protection of the safe harbor provisions contained in the Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those contained in such statements.

Certain factors, among others, that could cause actual results to differ materially from the anticipated results expressed in the forward-looking statements are included in the press release, our supplemental slide presentation, our annual report on Form 10-K for the year ended December 31, 2017, and other reports on file with the Securities and Exchange Commission.

Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. Hanmi undertakes no obligation to update any forward-looking statement whether as a result of new information, future events or otherwise.

Shareholders are urged to read the proxy statement and other relevant materials related to the merger when they become available as they will contain important information about Hanmi, SWNB Bancorp and the merger.

With that, I will now turn the call over to our President and CEO, C.G. Kum.

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Client Id: 77

MAY 21, 2018 / 3:30PM, HAFC - Hanmi Financial Corp to Acquire SWNB Bancorp Inc

Chong Guk Kum - *Hanmi Financial Corporation - President , CEO & Director*

Thank you, Richard. Good morning, everyone, and thank you for taking the time to join us today. As indicated in this morning's press release, it is with great pleasure and excitement that we announce we have entered into a definitive agreement to acquire SWNB Bancorp Inc., or SWNB, the privately held bank holding company for Southwestern National Bank.

Founded in 1997, SWNB is headquartered in Houston and operates a network of 6 retail branches with a loan production office in California. The branches are strategically located in large Asian-American communities in Houston, Dallas and Austin, Texas. A significant majority of SWNB's current customer base is of Chinese, Vietnamese and South Asian descent.

Importantly, this acquisition advances our long-term objective of expanding our existing footprint outside our core markets in Southern California. In addition, the acquisition complements our already strong presence in high-growth markets in Texas and significantly expands our market share in the key Metro areas throughout the state.

As of March 31, SWNB had approximately $411 million in total assets, $261 million in loans and $347 million in deposits. The SWNB loan book is mainly comprised of commercial real estate loans, which total approximately 90% of the portfolio. The remaining balance consists of construction, residential and C&I loans.

This acquisition causes Hanmi's pro forma commercial real estate concentration ratio to move up slightly to 70.6% from 69.4%. Overall asset quality of the loan portfolio is excellent with nonperforming assets at just 18 basis points of total assets. Hanmi due diligence team reviewed almost 50% of the loans and found no material disagreements with its loan grades.

With respect to deposits, approximately 16% of the balance is non-interest-bearing dividend deposits. Importantly, with a loan-to-deposit ratio of 75%, SWNB brings excess liquidity that will be deployed to increase our asset base. On a pro forma basis, upon closing the transaction, Hanmi will have approximately $5.7 billion in assets, $4.7 billion in loans and $4.7 billion in deposits.

Now let me briefly highlight some of the key transaction details. Under the terms of the agreement, SWNB shareholders can elect to receive 0.1961 shares of Hanmi common stock or $5.74 in cash for each SWNB share. This is subject to the overall requirement that 80% of the consideration be Hanmi common stock with the remaining 20% in cash. The result will be the issuance of approximately 2.1 million Hanmi shares and payment of $15.9 million in cash.

The aggregate consideration of the transaction is approximately $76.7 million, which is based on Hanmi's closing stock price of $28.65 per share as of last Friday, May 18, 2018. Furthermore, we anticipate that the acquisition will be accretive to Hanmi's earnings per share in 2019 and beyond with an earn-back period of approximately 3 years while delivering an internal rate of return in excess of 20%. The transaction is expected to close late in the third quarter of 2018 and is contingent upon approval by shareholders of SWNB as well as customary regulatory approvals.

Aside from these attributes of the transaction, the acquisition of SWNB provides several compelling strategic benefits to Hanmi. First, the acquisition brings increased operational scale and market share into key high-growth markets.

Hanmi entered the Texas market late in 2014 through the acquisition of Central Bancorp, Inc. And we have consistently grown our customer base in the state over the past 3.5 years. SWNB also adds a network of branches located in communities with significant Asian-American populations, allowing us to continue to successfully grow our footprint in this region. On a pro forma basis, the combined company will have the highest deposit market share among publicly traded Asian-American banks in the Dallas and Austin Metro areas. And in the Houston Metro area, our market share will be the second highest.

Second, the acquisition is very attractive from a financial standpoint. The transaction is expected to be accretive to Hanmi's earnings beginning in 2019 and is further enhanced by cost-rationalization opportunities. With the revenue synergies from deployment of excess deposits, EPS accretion in 2019 moves up to 4.4% and the tangible book value earn-back period declines to 2.2 years.

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Client Id: 77

MAY 21, 2018 / 3:30PM, HAFC - Hanmi Financial Corp to Acquire SWNB Bancorp Inc

And finally, both the SWNB and Hanmi platforms are extremely complementary as both share an Asian-American focus, strong commercial banking platforms, CRE expertise and an exceptionally strong culture of excellent asset quality. As a result, we anticipate a relatively seamless integration process with little to no business disruption to SWNB's customer base.

While organic growth has been at the heart of Hanmi's ability to drive profitable growth over the years, we also have had a strong track record of successful acquisitions, most recently the Central Bancorp acquisition in 2014 and the Commercial Equipment Leasing Division from Banc of California in 2016. We have a great success with the integration and performance of our recent acquisitions, and we see no reason why this transaction with SWNB should be any different.

We are excited about the future prospects for our combined company and look forward to working with our colleagues at SWNB to create a smooth transition for our employees and customers. That concludes my prepared remarks, and we'll now open the call for questions.

With that, operator, please queue up the first caller.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) Our first question comes from the line of Chris McGratty with KBW.

Christopher Edward McGratty - *Keefe, Bruyette, & Woods, Inc., Research Division - MD*

C.G., maybe to start on a question with capital. You guys have been very clear about your capital options, whether it be organic growth or acquisitive or dividends. I'm wondering if you could provide us an update on your objectives for the balance of the year and whether potentially, given where your stock is trading, a buyback at some point is -- could you reconsider?

Chong Guk Kum - *Hanmi Financial Corporation - President, CEO & Director*

Yes. Well, thank you, Chris. The -- this acquisition is a relatively small transaction relative to the total assets and also our capital base. It does make a small dent in terms of reducing the capital base. But having said that, though, the buyback is still an option. We want to make sure that we go through the proper regulatory approval process, and we'll see where the -- how the capital settles. But as you have heard me say in the past, we believe that the optimum tangible common equity ratio should be somewhere in the 9% to 9.5% range. And we will continue to work towards reaching that objective.

Christopher Edward McGratty - *Keefe, Bruyette, & Woods, Inc., Research Division - MD*

Great. And if I could just sneak one in on capital and the buyback. One of your closer peers did a buyback recently. And with it came with a debt component. I'm interested, given your 9% to 9.5% common TCE targets whether, if you were to consider a buyback, would that be kind of in isolation? Or would that be kind of contingent on maintaining a CRE concentration level of a certain level?

Chong Guk Kum - *Hanmi Financial Corporation - President, CEO & Director*

Well, first of all, our CRE concentration level moves up modestly after this transaction. And given the strong regulatories position -- positioning that we have had from safety and soundness, which includes a thorough vetting of the CRE -- let's say, CRE management process by the regulators, combined with our strong position in the compliance and the CRA categories, we don't think there's any issues there as far as that concentration

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MAY 21, 2018 / 3:30PM, HAFC - Hanmi Financial Corp to Acquire SWNB Bancorp Inc

ratio limiting our ability to do a buyback. So it comes down to what we believe is the safe level of capital that we should carry, but I have no concerns about the regulators imposing any kind of an opinion as to what we may do as far as that's concerned.

Christopher Edward McGratty - *Keefe, Bruyette, & Woods, Inc., Research Division - MD*

All right. And maybe, Ron, just a quick modeling question for you. The $5 million mark, is that inclusive of the -- it looks like $1.2 million of accretion or is that separate?

Romolo C. Santarosa - *Hanmi Financial Corporation - Senior EVP & CFO*

That would be inclusive.

Operator

(Operator Instructions) Our next question comes from the line of Gary Tenner with D.A. Davidson.

Gary Peter Tenner - *D.A. Davidson & Co., Research Division - Senior VP & Senior Research Analyst*

I wanted to follow up on the commercial real estate question just in terms of how you think about the business on a go-forward basis. Obviously, about 90% of loans in the commercial real estate segment over the last few years, Hanmi's very much made an effort towards diversifying the legacy portfolio. So could you talk about the ability to diversify the portfolio at the new production at this acquired institution, if the people are in place to do it, if you'd have to bring on folks to accomplish that goal?

Chong Guk Kum - *Hanmi Financial Corporation - President, CEO & Director*

Thank you. That's an excellent question. The way we view this acquisition is as a stepping stone to expanding our presence in a very attractive market of Houston and Dallas in particular. And the -- our goal is to use this as a platform to access other capabilities, particularly outside of the CRE. So this organization that we're merging with do not have the significant C&I loan-originating capabilities. But given the size and scale that we will have in Texas, it gives us an opportunity to recruit other bankers and potentially do other acquisitions to enable us to expand our mix so that we can continue to achieve the level of CRE concentration that we have been speaking about, which is to be in the 60s, if you will, on a consistent basis.

Gary Peter Tenner - *D.A. Davidson & Co., Research Division - Senior VP & Senior Research Analyst*

Okay. And then I know the last couple of years, you've certainly talked about the desire to do transactions. It's been a while since your last one. Could you talk about maybe what the key component was of this opportunity that kind of put out this all for you?

Chong Guk Kum - *Hanmi Financial Corporation - President, CEO & Director*

Well, the key component is -- and I think you have heard me say this before, Gary, I'm a big proponent of the economic opportunities for a bank like us in the State of Texas. And so there's been discussions with banks in the State of Texas. In fact, with this particular company, I have had on-and-off discussions with them for almost 3 years. And so it's taken a while, but the key premise for us is that the economic opportunities afforded to an organization like ours in Texas is still significant -- for any organization, I should say, so significant that we needed to be in the State of Texas. And we felt that this was an excellent organization to partner with.

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MAY 21, 2018 / 3:30PM, HAFC - Hanmi Financial Corp to Acquire SWNB Bancorp Inc

Operator

(Operator Instructions) Our next question comes from the line of Aaron Deer with Sandler O'Neill + Partners.

Aaron James Deer - *Sandler O'Neill + Partners, L.P., Research Division - MD, Equity Research and Equity Research Analyst*

C.G., just curious with the -- with this deal done, you talked a little bit about buybacks as a way to continue to kind of rightsize your capital base. But what about additional deals? Are those – are acquisitions still in the table here? And if so, what other geographic markets or kind of specialties or niches might you be pursuing at this point?

Chong Guk Kum - *Hanmi Financial Corporation - President, CEO & Director*

Well, the – yes, the additional opportunities for acquisition are still on the table, and it is more likely that it would be in states outside of the State of Texas at this point in time. Never know. But given the pipeline of discussions that we have had, it's more than likely outside of the state. And so we look -- still looking for strategic entry points in those attractive markets where the Asians are. And so to backtrack a little bit, one of the key aspects of this transaction is SWNB's key positioning and its clientele in and around the city of Houston relative to the Chinese-Americans and the Vietnamese-Americans. Their headquarters building is strategically located right in the heart of what is considered to be the Asian center off of Bellaire Boulevard in Houston. And that, combined with their presence in Dallas relative to the South Asians, it just fits hand in glove as to what we're trying to accomplish. And so the -- as to the future M&A opportunities, given the discussions that we have had over the years -- that I have had over the years, we're still open to other transactions, but we're looking for a lot more strategic opportunities that are probably outside of the footprint that we currently are in right now.

Operator

We have no further questions in the queue at this time. Please continue.

Richard Pimentel - *Hanmi Financial Corporation - SVP & Corporate Finance Officer*

Thank you for listening to Hanmi Financial's conference call. If you have any other questions about the acquisition in the coming days, please do not hesitate to contact us. Thank you.

Operator

Thank you. Ladies and gentlemen, this does conclude today's teleconference. You may disconnect your lines at this time, and thank you for your participation.

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